Mailstop 3561
                                                            August 16, 2018

Via E-mail
Helmy Eltoukhy
Chief Executive Officer
Guardant Health, Inc.
505 Penobscot Dr.
Redwood City, California 94063

       Re:      Guardant Health, Inc.
                Amendment No. 1 to
                Draft Registration Statement on Form S-1
                Submitted August 13, 2018
                CIK No. 0001576280

Dear Mr. Eltoukhy:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 1, 2018 letter.

Certain relationships and related party transactions
Joint venture with SoftBank, page 161

1. We note your response to comment 10. Please disclose the approximate dollar value of the amount involved or describe the joint venture structure, such as how profits/costs will be shared. See Item 404(a)(3) of Regulation S-K.
 Helmy Eltoukhy
Guardant Health, Inc.
August 16, 2018
Page 2

Guardant Health Inc. Financial Statements
Notes to Financial Statements
10. Convertible Preferred Stock, page F-29

2. We have reviewed your response to comment 11. Please disclose the incremental number of shares that the Series D preferred shareholders will receive as a result of the change in the conversion ratio from $7.4767 to $7.2547 per share.

       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

                                                             Sincerely,

                                                             /s/ Brigitte
Lippmann (for)

                                                             John Reynolds
                                                             Assistant Director
                                                             Office of
Beverages, Apparel,
                                                             and Mining


cc:     B. Shayne Kennedy
        Latham & Watkins LLP